Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300

Irvine, California 92618

Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

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cbutler@craigbutlerlaw.com

November 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C.  20549

Attn:  Ronald E. Alper/Brigitte Lippman

Re:	Andrew Arroyo Real Estate Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed November 14, 2024 File No. 024-12519

Dear Mr. Alper/Ms. Lippman:

Andrew Arroyo Real Estate, Inc., a Delaware corporation (the “Company”) herein provides the following responses to your comment letter dated November 25, 2024, regarding the above-referenced Amendment No. 1 to Offering Statement on Form 1-A (the “Original Filing”).  I have included your comments in bold followed by the Company’s response.  The Company is filing an amended Form 1-A/A2 in conjunction with this comment response to address the comments (the “Amended Filing”).

Amendment No. 1 to Offering Statement on Form 1-A filed November 14, 2024

Note 1 – The Company and Its Significant Accounting Policies

Revenue Recognition, page F-10

1.

We note your response to prior comment 14 and revised disclosures in your filing. We further note your response indicates that after consideration of the guidance in ASC 606-10-50-5 concluded that further revenue disaggregation was not required given the Company recognizes revenue from transaction-based commissions with similar economic characteristics. Please clarify whether such transaction based commissions are generated solely from real estate brokerage services specifically related to sales of real estate or whether the Company is also providing other real estate brokerage services including leasing, financing and property management as indicated in your disclosures on page 46. To the extent the Company is providing other real estate services beyond selling and generating commissions on such sales, please tell us how you further considered the various services in your determination that additional disaggregated revenue disclosures were not required.

In response to this Comment, the Company reviewed the guidance set in ASC 606-10-50-5 regarding the aggregation of revenue streams and, specifically, how that guidance impacts the aggregation or disaggregation of the Company’s revenue in its financial statements. Currently, the Company earns an overwhelming majority of its revenue from commissions from real estate transactions, and the remainder from ancillary services, such as property management fees and long-term rental income.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 26, 2024

The Company then used these revenue numbers to analyze them against the guidance regarding aggregation, specifically:

1.	ASC 606: Revenue from Contracts with Customers

o

Aggregation Criteria (ASC 606-10-50-5 to 50-7): ASC 606 allows for the aggregation of revenue streams when they share similar characteristics, such as the nature of services provided and economic factors affecting revenue recognition. All of the Company’s revenue streams are tied to real estate-related activities and do not vary significantly in economic characteristics, supporting aggregation.

o

Disaggregation Disclosure Requirements: ASC 606 requires entities to provide disclosures about revenue streams to enable users to understand the nature, amount, timing, and uncertainty of revenue. However, when revenue streams are immaterial individually and collectively (as in this case, where no stream exceeds 1% of total revenue), detailed disaggregation in the footnotes is not required. A general disclosure describing the minor ancillary streams satisfies this requirement.

2.	SEC Regulation S-X Rule 5-03(b): Income Statement Presentation

	o	SEC guidelines support presenting revenues in a single line item unless additional streams are material or distinct in nature. In this case:

		■	These streams are not distinct in nature, as they are all related to real estate activities, justifying aggregation.

3.	Materiality Considerations (FASB Concepts Statement No. 8)

o

Information is material if omitting or misstating it could influence decisions of financial statement users. Given that the ancillary streams are immaterial, their detailed disclosure in the footnotes would not materially impact users' decisions.

As a result of this analysis the Company concluded disaggregation was not required under ASC 606-10-50-5.  In order to clarify the Company’s disclosure, the Company has added the following language to the Revenue Recognition section of Note 1 of the Company’s financial statements for the periods ended December 31, 2023 and 2022:

“The Company derives approximately 96% of its revenue from commissions earned on real estate transactions. The remaining 4% of revenue comes from ancillary real estate-related services, including property management fees and short-term rental income, none of which are individually material. These revenues are recognized as performance obligations are satisfied.”

And the following language to the Revenue Recognition section of Note 1 of the Company’s financial statements for the periods ended June 30, 2024 and 2023:

 “The Company derives approximately 93% of its revenue from commissions earned on real estate transactions. The remaining 7% of revenue comes from ancillary real estate-related services, including property management fees and short-term rental income, none of which are individually material. These revenues are recognized as performance obligations are satisfied.”

The Company believes this disclosure aligns with ASC 606 by providing sufficient insight into the composition of revenue without overburdening the financial statements with immaterial details. The Company has made similar disclosure in other relevant sections of the Amended Filing.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 26, 2024

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

Law Offices of Craig V. Butler

Ronald E. Alper/Brigitte Lippman

United States Securities and Exchange Commission

Office of Real Estate and Construction

November 26, 2024

[Andrew Arroyo Real Estate, Inc. Letterhead]

November 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald E. Alper/Brigitte Lippman

Re:	Andrew Arroyo Real Estate Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed November 14, 2024 File No. 024-12519

Dear Mr. Alper/Ms. Lippman:

Andrew Arroyo Real Estate, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on November 26, 2024:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Andrew Arroyo
Andrew Arroyo
Chief Executive Officer